UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Duck Creek Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

264120 106

(CUSIP Number)

Mark Babbe

Disco (Guernsey) Holdings L.P. Inc.

PO Box 656, East Wing, Trafalgar Court

Les Banques

St Peter Port, Guernsey GY1 3PP

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Disco (Guernsey) Holdings L.P. Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 64,138,254 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 38,482,952 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 64,138,254 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 49.0% (1) (see item 5)
14	Type of Reporting Person PN

(1)	Based on 130,833,050 Common Stock of the Issuer issued and outstanding as of October 31, 2020.

1	Names of Reporting Persons Disco (Guernsey) GP Co. Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 64,138,254 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 38,482,952 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 64,138,254 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 49.0% (1) (see item 5)
14	Type of Reporting Person OO

(1)	Based on 130,833,050 Common Stock of the Issuer issued and outstanding as of October 31, 2020.

1	Names of Reporting Persons Apax VIII GP Co. Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 64,138,254 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 38,482,952 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 64,138,254 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 49.0 (1) (see item 5)
14	Type of Reporting Person OO

(2)	Based on 130,833,050 Common Stock of the Issuer issued and outstanding as of October 31, 2020.

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) related to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5(a)-(b) of the Original Schedule 13D in their entirety as set forth below:

Disco Holdings and Accenture (as defined below), as parties to the Stockholders Agreement (as defined below), may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Act. Accordingly, such group collectively may beneficially own 49.0% of the 130,833,050 shares of Common Stock outstanding.

Disco GP, as the general partner of Disco Holdings, and Apax VIII, as the majority shareholder of Disco GP, may be deemed to beneficially own and share the power to vote the 64,138,254 shares of Common Stock, which represents 49.0% of the 130,833,050 shares of Common Stock outstanding.

This Amendment amends and restates the second and third paragraphs of Item 5(c) of the Original Schedule 13D in their entirety as set forth below:

(c) Except as disclosed in Item 6 of this Schedule 13D (which are incorporated herein by reference), none of the Reporting Persons nor, to its knowledge any person listed on Schedule A, effected any transaction in the Common Stock in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends and restates the second paragraph under the subheading “Stockholders Agreement” in Item 6 in its entirety as set forth below:

Pursuant to the terms of the Stockholders Agreement, prior to the closing of the November 2020 Registered Offering, the Accenture Holders had a right to nominate two directors to the Issuer’s board of directors so long as the Accenture Holders continued to meet certain ownership thresholds. Following the closing of the November 2020 Registered Offering on November 13, 2020, the Accenture Holders owned 19.6% of the Common Stock and, by the terms of the Stockholders Agreement, had the right to nominate only one member of the Issuer’s board of directors. As a result, Domingo Miron, as one of the directors previously nominated by the Accenture Holders, notified the Issuer that he was resigning from its board, effective as of November 12, 2020. Mr. Miron’s resignation from his position as a director was not the result of any disagreements between Mr. Miron and the Issuer on any matters relating to the Issuer’s operations, policies or practices. Stuart Nicoll continues to serve on the Issuer’s board of directors as the designee of the Accenture Holders. At its current ownership levels, Disco Holdings is entitled to designate two directors for election to the Issuer’s board of directors. Jason Wright and Roy Mackenzie continue to serve on the Issuer’s board of directors as the designees of Disco Holdings.

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In addition, this Amendment adds the text set forth below immediately prior to the last paragraph in Item 6:

November 2020 Registered Offering

On November 9, 2020, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives (the “IPO Representatives”) of the several underwriters named in Schedule 1 to the Underwriting Agreement, dated as of August 13, 2020, among the Issuer and the IPO Representatives, agreed to release (the “IPO Lock-up Release”) the transfer restrictions set forth in the Lock-up Agreement with Disco Holdings but only with respect to up to 5,520,000 shares (the “Released Shares”) of Common Stock that were sold, or on which an option was granted, by Disco Holdings pursuant to the underwriting agreement, dated as of November 10, 2020 (the “November 2020 Underwriting Agreement”), among the Issuer, Disco Holdings, Accenture LLP and J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and BofA Securities, Inc., as representatives of the several underwriters listed in Schedule 1 thereto. Pursuant to the November 2020 Underwriting Agreement, Disco Holdings agreed to sell 4,800,000 shares of Common Stock at a price of $39.77 per share and grant a 30-day option to purchase up to an additional 720,000 shares of Common Stock at such price. Released Shares not sold in such underwritten offering, which closed on November 13, 2020, remain subject to the Lock-up Agreement with Disco Holdings. The IPO Lock-up Release and November 2020 Underwriting Agreement are filed as Exhibits 5 and 6 to this Schedule 13D, respectively.

In addition, this Amendment amends and restates the last paragraph in Item 6 in its entirety as set forth below:

The descriptions of the Registration Rights Agreement, the Stockholders Agreement, the Lock-Up Agreement, the IPO Lock-up Release and the November 2020 Underwriting Agreement in this Item 6 of this Schedule 13D are summaries only and are qualified in their entireties by the actual terms of each such agreement, which is incorporated herein by reference.

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Item 7.	Material to be Filed as Exhibits

This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:

The following documents are filed as exhibits:

Exhibit No.	Description

5	Lock-up Release, dated as of November 9, 2020, executed by Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters for the IPO.

6	Underwriting Agreement, dated as of November 10, 2020, among the Issuer, Disco Holdings, Accenture LLP, and J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and BofA Securities, Inc., as representatives of the several underwriters listed in Schedule 1 thereto.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2020	Disco (Guernsey) Holdings L.P. Inc.

By: Disco (Guernsey) GP Co. Limited, its general partner

/s/ Mark Babbe
Name: Mark Babbe
Title: Authorized Signatory

Disco (Guernsey) GP Co. Limited

/s/ Mark Babbe
Name: Mark Babbe
Title: Authorized Signatory

Apax VIII GP Co. Limited

/s/Mark Despres
Name: Mark Despres
Title: Authorized Signatory of Apax Partners Guernsey Limited, the Company Secretary of Apax VIII GP Co. Limited

[Signature Page to Schedule 13D]

SCHEDULE A

Disco (Guernsey) GP Co. Limited
Name	Business Address	Principal Occupation or Employment	Citizenship
Independent Members of Board of Directors

Mark Babbe	PO Box 656, East Wing, Trafalgar Court, Les Banques, St Peter Port Guernsey GY1 3PP	Accountant	British

Gordon Purvis	PO Box 656, East Wing, Trafalgar Court, Les Banques, St Peter Port Guernsey GY1 3PP	Accountant	British

Dieudonne Sebahunde	1-3, Boulevard del Foire L-1528 Luxembourg	Accountant	Belgian

A-1

Apax VIII GP Co. Limited
Name	Business Address	Principal Occupation or Employment	Citizenship

Independent Members of Board of Directors

David Staples	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	Non-Executive Director	British

Martin Halusa	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	Non-Executive Director	Austrian

Paul Meader	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	Non-Executive Director	British

Corporate Executive Team

Andrew Guille	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	Investment Professional	British

Simon Cresswell	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	General Counsel	Australian

A-2